Exhibit (a)(9)
VistaCare Reports Financial Results for First Quarter of Fiscal
2008
Restructuring Results in EBITDA of $2.2 Million,
Company Achieves $3.6 Million out of $6 Million Targeted
Restructuring Plan Net Benefits for the Quarter
SCOTTSDALE, Ariz., February 8, 2008—VistaCare, Inc. (Nasdaq: VSTA), a leading provider of hospice services in the United States, today reported its financial results for the fiscal first quarter ended December 31, 2007.
Net patient revenue for the fiscal first quarter of 2008 was $60.7 million, a decrease of 0.5% from $61.0 million in the fiscal first quarter of 2007 and 0.8% below net patient revenue of $61.2 million in the fiscal fourth quarter of 2007. The year-over-year decline reflects the closure of eight programs and one inpatient unit (IPU) as part of the Company’s restructuring program commenced during the second quarter of 2007. The closures negatively impacted net patient revenue, as well as the number of patient days and admissions, among other operating metrics. This was partially offset by an increase in inpatient days which carry a higher per diem rate and an increase in the Medicare reimbursement rate of 3.3%, effective October 1, 2007. At December 31, 2007, the Company had 47 programs and six IPUs.
Patient care expenses were $39.6 million, a decrease of 1.3% from the $40.1 million in the fiscal first quarter of 2007. As a percentage of revenue, patient care expenses decreased to 41.6% from 44.1% in the same quarter in 2007. Salary expense was positively affected by the restructuring program and salary expense controls. This benefit was offset in part by increases in other patient care expenses, including inpatient care expenses and room and board. SG&A expenses decreased by approximately $2.0 million, primarily due to headcount reductions taken as part of the restructuring plan. SG&A expenses were 31.2% in the fiscal first quarter of 2008 compared to 34.3% in the prior year’s comparable quarter.

The Company reported net income on a GAAP basis of $1.5 million, or $0.09 per diluted share, for the recent fiscal first quarter. This compares with net income of $0.4 million (see Note (1) on attached Reconciliation of GAAP Net Income Schedule), or $0.02 per diluted share, for the first quarter of fiscal 2007 and a net loss of $1.8 million, or $0.11 per share for the fiscal fourth quarter of 2007. EBITDA for the first quarter of fiscal 2008 was $2.2 million, or 3.6% of revenue.
Working capital at December 31, 2007 was $44.3 million compared to $43.3 million at the end of the fourth quarter of fiscal 2007. The Company reported cash, cash equivalents and short-term investments of $28.8 million as of December 31, 2007 versus $29.4 million as of September 30, 2007. The Company had no outstanding debt at December 31, 2007.
As previously described in VistaCare’s June 27, 2007 press release, the Company’s restructuring plan projected a net quarterly savings of approximately $6.0 million in the first fiscal quarter of 2008 resulting from restructuring initiatives. While the Company continues to make progress on its restructuring plan, the Company was able to realize approximately $3.6 million, or 60% of the projected net benefits from its various restructuring activities in the latest quarter. The shortfall from the resturcturing plan was substantially due to the Company inablility to meet its revenue targets.
Tender Offer Update
Odyssey HealthCare, Inc., through its wholly owned subsidiary, OHC Investment, Inc., has commenced a tender offer to acquire all of the outstanding shares of class A common stock of VistaCare for $8.60 per share in cash. The tender offer is set to expire at 12:00 midnight, New York City time, on February 27, 2008.
The Company yesterday acknowledged receipt of a letter from one of its shareholders questioning the Company’s decision to support that tender offer and urging the Company to continue operating as a standalone business.
In its decision to approve the pending transaction with Odyssey, the Board of Directors of VistaCare took into consideration all matters it deemed relevant, including the Company’s progress in executing its restructuring plan. At the time of its decision, the Board understood that the Company’s progress toward its restructuring plan targets was behind schedule. As evidenced by the financial results for the first fiscal quarter of 2008, the Company achieved approximately 60% of the net benefits that were anticipated for the quarter. The Company’s Board continues to believe that it will take further significant time, effort and capital expenditures to achieve a satisfactory level of profitability and that there are substantial execution and market risks associated with the continued implementation of its restructuring plan and continued operation as a standalone business.
Accordingly, the Company’s Board of Directors today unanimously reaffirms its recommendation that the Company’s shareholders accept the Odyssey tender offer, tender their shares into the tender offer, and, to the extent required by applicable law, approve the merger and adopt the merger agreement.
For a more detailed explanation of the rationale for the Board’s decision to support the Odyssey tender offer, shareholders are encouraged to review the Schedule 14D-9 filed by VistaCare with the Securities and Exchange Commission on January 30, 2008.
Use of Non-GAAP Financial Information
This press release contains information regarding earnings before interest, taxes, depreciation and amortization (EBITDA), which is a non-GAAP financial measure. A reconciliation of GAAP net income to EBITDA follows. Management uses this adjusted financial measure to assess the performance of its continuing operations. Management also believes this non-GAAP financial measure is useful to investors as they assess the continuing strength of the company.
VistaCare, Inc.
Reconciliation of GAAP Net
Income
First Quarter of
2008
The following chart reconciles EBITDA
to
GAAP net
income:
(Millions)

	Three months	Three months
	ended	ended
	31-Dec-07	31-Dec-06

GAAP Net Income	1,518	391	(1)

Interest income	(249)	(444)

Other expenses	37	44

	Three months	Three months
	ended	ended
	31-Dec-07	31-Dec-06

Income taxes	85	68

Depreciation	564	600

Amortization	246	372

EBITDA	2,201	1,031	(2)

(1)	Reported GAAP net income of $0.4 million included the gain of $1.1 million we recorded on the sale of our Cincinnati hospice program. Our GAAP net income excluding the gain on sale of the program and related tax effect would have been a net loss of $0.7 million.

(2)	The $1.0 million EBITDA includes the gain of $1.1 million we recorded on the sale of our Cincinnati hospice program. Our EBITDA excluding the gain on the sale of the program would have been a loss of $0.1 million.
About VistaCare
VistaCare is a leading provider of hospice services in the United States. Through interdisciplinary teams of physicians, nurses, home healthcare aides, social workers, spiritual and other counselors and volunteers, VistaCare provides care primarily designed to reduce pain and enhance the quality of life of terminally ill patients, most commonly in the patient’s home or other residence of choice.

Company Contact:	Investor Contacts:	Media Contacts:
Henry Hirvela	Doug Sherk/Jenifer Kirtland	Steve DiMattia
Chief Financial Officer	EVC Group	EVC Group
(480) 648-4545	(415) 896-6820	(646) 201-5445
ir@vistacare.com	jkirtland@evcgroup.com	sdimattia@evcgroup.com
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